Van Eck Associates Corporation

666 Third Avenue, 9th Floor

New York, New York 10017

October 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

101 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Withdrawal of the Registration Statement on Form S-1

Market Vectors Redeemable Gold Trust

File No. 333-187040

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Market Vectors Redeemable Gold Trust (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s Registration Statement on Form S-1 (accession no. 0000930413-13-001409), originally filed with the Commission on March 4, 2013 (the “Registration Statement”). The Fund has determined not to commence operations, and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and no securities were sold under the Registration Statement.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified with 15 calendar days of the filing of this letter.

Should you have any questions regarding this request for withdrawal, please do not hesitate to contact Tiina Vaisanen of Dechert LLP at (212) 649-8727 or Stuart Strauss of Dechert LLP at (212) 698-3529.

Very truly yours,

/s/ Matthew A. Babinsky

Matthew A. Babinsky
Assistant Vice President and Assistant Secretary